Exhibit 99.1

Media Release

IMV Announces US$9 Million Registered Direct Offering Priced At-The-Market Under Nasdaq Rules

DARTMOUTH, Nova Scotia & CAMBRIDGE, Mass., December 16, 2022--(BUSINESS WIRE)--IMV Inc. (“IMV” or the “Company”) (NASDAQ: IMV; TSX: IMV), a clinical-stage biopharmaceutical company advancing a portfolio of therapies based the Company’s immune-educating platform DPX®, to potentially treat solid and hematologic cancers, announced today that it has entered into definitive agreements for the sale of an aggregate of 3,448,276 common shares (or common share equivalents) (each, a “Share” and, collectively, the “Shares”) and warrants to purchase up to an aggregate of 3,448,276 common shares (each, a “Warrant” and, collectively, the “Warrants”) at a purchase price of US$2.61 per common share (or common share equivalent) and accompanying Warrant in a registered direct offering (the “Offering”) priced at-the-market under the Nasdaq Capital Market (the “Nasdaq”) rules. The Warrants have an exercise price of US$2.50 per share, are exercisable immediately, and will expire five years following their date of issuance.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the Offering.

The gross proceeds from the Offering to IMV, before deducting placement agent commissions and other offering expenses and excluding any proceeds that may be received upon exercise of the Warrants, are expected to be approximately US$9 million. IMV intends to use the net proceeds from the Offering to continue the clinical development of its lead product candidate, maveropepimut-S, in diffuse large B cell lymphoma (DLBCL), ovarian cancer, the completion of its ongoing basket trial and to continue the development of its proprietary drug delivery platform (DPX®) and for general corporate purposes. The Offering is expected to close on or about December 20, 2022, subject to the satisfaction of customary closing conditions.

The Offering will be made pursuant to a registration statement on Form F-10 (File No. 333-266082), effective upon filing with the United States Securities and Exchange Commission (the “SEC”) on July 25, 2022 (the “Registration Statement”), and the Company’s Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated July 22, 2022. IMV will offer and sell the securities in the United States only. No securities will be offered or sold to Canadian purchasers.

A prospectus supplement and accompanying Base Shelf Prospectus relating to the Offering and describing the terms thereof will be filed with the applicable securities commissions in Canada and with the SEC in the United States and will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable. Electronic copies of the prospectus supplement and accompanying Base Shelf Prospectus may be obtained, when available, upon request by contacting H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, or by calling (212) 856-5711 or by emailing placements@hcwco.com.

For the purpose of Toronto Stock Exchange (“TSX”) approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as NASDAQ, provided that the transaction is being completed in compliance with the requirements of such other recognized exchange

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About IMV
IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform, DPX®.

IMV Forward-Looking Statements
This press release contains forward-looking information or forward-looking statements under applicable securities laws. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the satisfaction of the closing conditions of the Offering, the amount of anticipated proceeds from the Offering, and the anticipated use of proceeds from the Offering. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to known and unknown risks and uncertainties affecting the Company, including market conditions, access to capital, the successful design and completion of clinical trials, the receipt and timely receipt of all regulatory approvals and other risks detailed in the offering documents. IMV assumes no responsibility to update forward-looking statements in this press release except as required by law. Investors are cautioned not to unduly rely on these forward-looking statements and are encouraged to read the offering documents, as well as IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Investor Relations & Media

Delphine Davan

Senior Director, Communications and Investor Relations
IMV Inc.

O: (902) 492.1819 ext: 1049
E: ddavan@imv-inc.com

Source: IMV Inc.